May 6, 2014

Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-7010 USA

Attention:	Mr. H. Roger Schwall Assistant Director

Re:	Equal Energy Ltd. Preliminary Proxy on Schedule 14A Filed December 31, 2013 File No. 1-34759

Dear Sirs and Mesdames:

In connection with the above-referenced Preliminary Proxy Statement on Schedule 14A filed by Equal Energy Ltd. (the “Company”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (403) 536-8373 should you have any questions about the contents of this letter.

Equal Energy Ltd.

By:	/s/ Don Klapko
Name:	Don Klapko
Title:	Title: President and Chief Executive Officer

cc:           Bradley Squibb, Stikeman Elliott LLP
Daniel M. Miller, Dorsey & Whitney LLP